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[LETTERHEAD]

Cooley Godward LLP
Attorneys at Law


June 24, 1997


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: Roland St. Paul


     Re:  ChemTrak Incorporated (the "Company")
          SEC File No. 0-19749


Ladies and Gentlemen:

     The Company hereby withdraws its preliminary filing of the Notice of Annual Meeting of Stockholders, Proxy Statement and form of Proxy to be used in connection with the 1997 Annual Meeting of Stockholders of ChemTrak Incorporated, which filing was made with the Securities and Exchange Commission on May 23, 1997.

     The preliminary filing is being withdrawn because Proposal 4 relating to a proposed financing, which was the sole proposal requiring a preliminary filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is being removed from the annual meeting agenda in the proxy statement.

     If you have any questions, please give me a call at (415) 843-5013. Thank you.

                               Very truly yours,


                               /s/  Linda M. DeMelis
                               ---------------------
                               Linda M. DeMelis



LMD:cl

Enclosures

cc: Donald V. Fluken
    Alan C. Mendelson, Esq.
    Andrea Vachss, Esq.